SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 11, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated November 11, 2011 the Company reported its financial statements for the three month period ended on September 30, 2011/2010.

	09/30/11	09/30/10
	(In thousands Ps.)
Ordinary Period Result
(three-month period): profit	74,473	63,454
Extraordinary Period Result	—	—
(three-month period): profit	—	—
Period Profit	74,473	63,454

Net Worth Composition:

Capital Stock	125,989	78,206

Integral adjustment of capital stock	84,621	84,621

Shares premium and Treasury shares	536,300	522,805

Long Term Incentive Programme Reserve	1,410	—

Technical revaluations Reserve	3,953	3,953

New projects Reserve	183	183

Free availability Reserve	147	—

Legal Reserve	26,045	20,090

Retained earnings	204,226	182,556

Total Net Worth	982,874	892,414

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as the closing of this financial statements, the Company’s Capital was Ps. 125,988,618.8 and was divided into 1,259,886.188 non endorsable registered ordinary shares with a face value of Ps. 0.10 each, and entitled to one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.87%
Other Shareholders	64,632,191	5.13%

In addition, pursuant to Article p) of the rules aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at their expiration date (as of July 19, 2014), the Company’s capital stock would amount to Ps. 223,971,649.5 and would be divided into 2,239,716,495, nominative non-endorsable common shares of Ps. 0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829.984	97.10%
Other Shareholders	64,886,511	2.90%

Among the main highlights for the first quarter of fiscal year 2012, we can mention the following:

•	The net income reached Ps. 74.5 million, and showed an increase of 17.3%.

•	The operating income grew by 32.1%, reaching Ps. 141.1 million.

•

The Shopping Center segment has continued to exhibit a sound performance, with an increase in Revenues of 36%, a substantial improvement in the EBITDA/Sales margin, which reached 80%, and occupancy levels were higher than 97%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: November 14, 2011.